Exhibit 99.2

Harry Winston Diamond Corporation

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

(1) The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

Consolidated sales were $180.4 million for the third quarter compared to $119.7 million for the comparable quarter of the prior year, resulting in an operating profit of $10.3 million compared to an operating loss of $2.0 million in the comparable quarter of the prior year. Gross margin increased 49% to $65.7 million from $44.2 million in the comparable quarter of the prior year. Consolidated EBITDA was $34.8 million compared to $21.2 million in the comparable quarter of the prior year. The Company had 0.8 million carats of rough diamond inventory with an estimated current market value of approximately $110 million at October 31, 2012, of which approximately $60 million represents rough diamond inventory available for sale.

The mining segment recorded sales of $84.8 million, a 134% increase from $36.2 million in the comparable quarter of the prior year. The increase in sales resulted from a 286% increase in volume of carats sold during the quarter, offset by a 39% decrease in achieved rough diamond prices. In the comparable quarter of the prior year, the Company chose to hold inventory due to market conditions. Rough diamond production during the third calendar quarter was consistent with the comparable period of the prior year. The mining segment recorded operating profit of $9.2 million compared to an operating loss of $1.1 million in the comparable quarter of the prior year. Included in the operating loss for the prior year was a $13.0 million ($8.4 million after tax) non-cash charge related to the de-recognition of certain assets associated with paste production at the Diavik Diamond Mine, which were no longer expected to be required for underground mining. EBITDA for the mining segment was $29.8 million compared to $18.8 million in the comparable quarter of the prior year.

The luxury brand segment recorded sales of $95.6 million, an increase of 14% from sales of $83.5 million in the comparable quarter of the prior year (an increase of 17% at constant exchange rates). Operating profit was $5.3 million for the quarter compared to $1.5 million in the comparable quarter of the prior year. EBITDA for the luxury brand segment was $9.1 million compared to $4.5 million in the comparable quarter of the prior year.

The corporate segment recorded selling, general and administrative expenses of $4.3 million compared to $2.3 million in the comparable quarter of the prior year.

The Company recorded a consolidated net profit attributable to shareholders of $3.4 million or $0.04 per share for the quarter, compared to a net loss attributable to shareholders of $4.7 million or $0.06 per share in the third quarter of the prior year.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Management’s Discussion and Analysis
PREPARED AS OF DECEMBER 6, 2012 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the three and nine months ended October 31, 2012, and its financial position as at October 31, 2012. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes thereto for the three and nine months ended October 31, 2012 and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2012. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “third quarter” refer to the three months ended October 31. Unless otherwise indicated, references to “international” for the luxury brand segment refer to Europe and Asia.

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, the demand for rough diamonds, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, targets for compound annual growth rates of sales and operating income in the luxury brand segment, plans for expansion of the luxury brand retail salon network, expected sales trends and market conditions in the luxury brand segment, and the ability to obtain the necessary regulatory approvals to complete the Ekati transactions and the time frame required to do so and to satisfy the other conditions to closing. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 21 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions, the worldwide demand for luxury goods, and the timeline for the funding of the Ekati transaction. In making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the luxury brand segment, the Company has made assumptions regarding, among other things, the state of world and US economic conditions, worldwide diamond production levels, and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 21.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, and risks of changes to the mine plan for the Diavik Diamond Mine, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks, the risks relating to the Company’s expansion strategy, the risk of competition in the luxury jewelry business as well as changes in demand for high-end luxury goods, and risks relating to the timing of and ability to obtain necessary regulatory approvals for, and to satisfy the other closing conditions of, the Ekati transactions and the mining segment’s related new credit facilities. Please see page 21 of this Interim Report, as well as the Company’s current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Summary Discussion
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. The Company supplies rough diamonds to the global market from its 40% ownership interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Shanghai, Tokyo, Hong Kong and Beverly Hills.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

On November 13, 2012, the Company entered into share purchase agreements with BHP Billiton Canada Inc. and various affiliates to purchase all of BHP Billiton's diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The agreed purchase price, payable in cash, is $400 million for the Core Zone interest and $100 million for the Buffer Zone interest, subject to adjustments in accordance with the terms of the share purchase agreements. The share purchase agreements include typical closing conditions, including receipt of required regulatory and Competition Act approvals. Each of the Core Zone and the Buffer Zone is subject to a separate joint venture agreement. BHP Billiton holds an 80% interest in the Core Zone and a 58.8% interest in the Buffer Zone, with the remainder held by the Ekati minority joint venture parties. Pursuant to the joint venture agreements, BHP Billiton will first separately offer to the joint venture parties its interest in each of the Core and Buffer Zones on the same terms as those agreed to by the Company. The joint venture parties will then have 60 days to elect to acquire either or both of those interests. Any interests that the joint venture parties do not elect to acquire within that time period can then be transferred to the Company in the following 60 days. If the Core Zone transaction is not completed because the minority joint venture parties exercise their pre-emptive rights, the Company will be entitled to be paid a termination fee of $30 million by BHP Billiton. Closing of the transactions is currently expected to occur before the end of March, 2013. The purchase price for the acquisitions will be satisfied from cash resources on hand and from new debt financing that has been arranged with two banks. The new facilities will comprise a $400 million term loan, a $100 million revolving credit facility (of which $50 million will be available for purposes of funding the Ekati acquisition) and a $140 million letter of credit facility in support of the Core Zone environmental reclamation bond. The new facilities will be secured and will replace the Company mining segment's current $125 million facility with Standard Chartered Bank, which will be repaid and terminated on closing.

Market Commentary
The Diamond Market
During the third quarter, improved retail sales, especially in India and the US, have given a boost to the diamond market, resulting in stabilization of both rough and polished diamond prices, despite continued macroeconomic uncertainty. In China, renewed activity in the retail market together with changes in the political landscape are expected to have a positive impact on demand from this region. In light of this improvement, the industry lending banks appear more relaxed about the current level of credit notwithstanding some concerns about profitability among diamond manufacturers. In recent months, the industry has taken a more pragmatic approach to both rough diamond buying and diamond manufacturing and is generally better positioned to benefit from an improved market over the holiday season.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

The Luxury Jewelry and Timepiece Market
The global luxury market for jewelry and timepieces continued to generate healthy growth during the third quarter. Consumer demand for luxury products from strong European and North American brands continues to increase, supported by tourism from emerging markets. Expansion of luxury brand networks in emerging markets combined with targeted marketing campaigns is translating into growing numbers of new luxury consumers. Against these general trends, Hurricane Sandy negatively impacted retail businesses in the northeastern US at the end of the Company’s third quarter, with store closures and power outages of up to a week. This, together with continuing economic uncertainty in Europe, softening demand in China and budget policy issues in the US, are likely to result in slower growth in the near term. Longer term, demand for luxury products is expected to continue to grow as a result of the anticipated economic recovery in the US, increasing mobility of consumers and growing demand from emerging markets. The Chinese market is expected to continue to provide the strongest growth in demand for luxury products, both directly in China as well as through tourism abroad.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Financial Results
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended October 31, 2012 following the basis of presentation utilized in its IFRS financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2013	2013	2013	2012	2012	2012	2012	2011	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2012	2011
Sales	$180,399	$176,897	$192,461	$216,017	$119,716	$222,378	$143,932	$215,358	$549,757	$486,026
Cost of sales	114,690	104,694	119,134	129,807	75,524	150,177	96,452	141,391	338,518	322,153
Gross margin	65,709	72,203	73,327	86,210	44,192	72,201	47,480	73,967	211,239	163,873
Gross margin (%)	36.4%	40.8%	38.1%	39.9%	36.9%	32.5%	33.0%	34.3%	38.4%	33.7%
Selling, general and administrative expenses	55,387	55,819	54,669	55,500	46,155	49,101	42,795	52,722	165,875	138,051
Operating profit (loss)	10,322	16,384	18,658	30,710	(1,963)	23,100	4,685	21,245	45,364	25,822
Finance expenses	(4,811)	(4,028)	(3,880)	(3,481)	(4,040)	(5,183)	(3,983)	(3,727)	(12,719)	(13,206)
Exploration costs	(673)	(568)	(254)	(177)	(600)	(781)	(212)	(351)	(1,495)	(1,593)
Finance and other income	96	90	65	81	164	83	258	278	251	505
Foreign exchange gain (loss)	767	153	(364)	458	436	288	(177)	1,392	556	547
Profit (loss) before income taxes	5,701	12,031	14,225	27,591	(6,003)	17,507	571	18,837	31,957	12,075
Income tax expense (recovery)	1,687	7,278	2,615	11,001	(1,272)	7,519	(3,027)	5,137	11,580	3,220
Net profit (loss)	$4,014	$4,753	$11,610	$16,590	$(4,731)	$9,988	$3,598	$13,700	$20,377	$8,855
Attributable to shareholders	$3,397	$4,755	$11,610	$16,602	$(4,728)	$9,986	$3,596	$13,693	$19,762	$8,854
Attributable to non-controlling interest	617	(2)	–	(12)	(3)	2	2	7	615	1
Basic earnings (loss) per share	$0.04	$0.06	$0.14	$0.20	$(0.06)	$0.12	$0.04	$0.16	$0.23	$0.10
Diluted earnings (loss) per share	$0.04	$0.06	$0.14	$0.19	$(0.06)	$0.12	$0.04	$0.16	$0.23	$0.10
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets (i)	$1,733	$1,660	$1,716	$1,637	$1,656	$1,671	$1,671	$1,609	$1,733	$1,656
Total long-term liabilities (i)	$682	$461	$472	$670	$661	$633	$613	$603	$682	$661
Operating profit (loss)	$10,322	$16,384	$18,658	$30,710	$(1,963)	$23,100	$4,685	$21,245	$45,364	$25,822
Depreciation and amortization (ii)	24,453	16,980	25,546	27,512	23,121	20,716	20,291	24,635	66,980	64,129
EBITDA (iii)	$34,775	$33,364	$44,204	$58,222	$21,158	$43,816	$24,976	$45,880	$112,344	$89,951
(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measure” on page 19.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and luxury brand segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the luxury brand segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 10 for additional information.

Three Months Ended October 31, 2012 Compared to Three Months Ended October 31, 2011
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a third quarter consolidated net profit attributable to shareholders of $3.4 million or $0.04 per share compared to a net loss attributable to shareholders of $4.7 million or $0.06 per share in the third quarter of the prior year. Excluding the $8.4 million after-tax de-recognition in the prior year of certain paste production assets in the mining segment, the Company would have recorded a net profit attributable to shareholders of $3.7 million or $0.04 per share.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

CONSOLIDATED SALES
Sales for the third quarter totalled $180.4 million, consisting of rough diamond sales of $84.8 million and luxury brand segment sales of $95.6 million. This compares to sales of $119.7 million in the comparable quarter of the prior year (rough diamond sales of $36.2 million and luxury brand segment sales of $83.5 million). See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales was $114.7 million for a gross margin of 36.4% compared to a cost of sales of $75.5 million and a gross margin of 36.9% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with the Diavik Diamond Mine, rough diamond sorting and luxury brand activities. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising and marketing, rent and related costs. The Company incurred SG&A expenses of $55.4 million for the third quarter, compared to $46.2 million in the comparable quarter of the prior year.

Included in SG&A expenses for the third quarter was $3.9 million for the mining segment compared to $3.3 million for the comparable quarter of the prior year, $47.2 million for the luxury brand segment compared to $40.6 million for the comparable quarter of the prior year, and $4.3 million for the corporate segment compared to $2.2 million for the comparable quarter of the prior year. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $1.7 million during the third quarter, compared to a net income tax recovery of $1.3 million in the comparable quarter of the prior year. The Company’s combined federal and provincial statutory income tax rate for the quarter is 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate, and the recognition of previously unrecognized benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the third quarter, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $0.7 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange gain of $8.1 million in the comparable quarter of the prior year. The unrealized foreign exchange loss is recorded as part of the Company’s deferred income tax expense, and is not deductible for Canadian income tax purposes. During the third quarter, the Company also recognized a deferred income tax expense of $1.0 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $11.4 million recognized in the comparable quarter of the prior year. The recorded tax provision during the third quarter also included a net income tax recovery of $2.1 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $0.7 million recognized in the comparable quarter of the prior year.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2032.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED FINANCE EXPENSES
Included in finance expenses for the third quarter was $2.3 million for the mining segment compared to $2.6 million for the comparable quarter of the prior year and $2.5 million for the luxury brand segment compared to $1.5 million for the comparable quarter of the prior year. Also included in finance expense for the mining segment is accretion expense of $0.6 million (2012 – $0.7 million) related to the Diavik Diamond Mine’s future site restoration liability.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $0.7 million was incurred during the third quarter compared to $0.6 million in the comparable quarter of the prior year.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.1 million was recorded during the third quarter compared to $0.2 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $0.8 million was recognized during the third quarter compared to a net foreign exchange gain of $0.4 million in the comparable quarter of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

Nine Months Ended October 31, 2012 Compared to Nine Months Ended October 31, 2011
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a consolidated net profit attributable to shareholders of $19.8 million or $0.23 per share for the nine months ended October 31, 2012, compared to a net profit attributable to shareholders of $8.9 million or $0.10 per share in the comparable period of the prior year. Excluding the $8.4 million after-tax de-recognition in the prior year of certain paste production assets in the mining segment, the Company would have recorded a net profit attributable to shareholders of $17.3 million or $0.20 per share.

CONSOLIDATED SALES
Sales totalled $549.8 million for the nine months ended October 31, 2012, consisting of rough diamond sales of $235.3 million and luxury brand segment sales of $314.5 million. This compares to sales of $486.0 million in the comparable period of the prior year (rough diamond sales of $187.9 million and luxury brand segment sales of $298.1 million). See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales was $338.5 million for the nine months ended October 31, 2012, for a gross margin of 38.4% compared to a cost of sales of $322.2 million and a gross margin of 33.7% for the comparable period of the prior year. The Company’s cost of sales includes costs associated with the Diavik Diamond Mine, rough diamond sorting and luxury brand activities. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of SG&A expenses include expenses for salaries and benefits, advertising and marketing, rent and related costs. The Company incurred SG&A expenses of $165.9 million for the nine months ended October 31, 2012, compared to $138.1 million in the comparable period of the prior year.

Included in SG&A expenses for the nine months ended October 31, 2012, was $9.4 million for the mining segment compared to $11.4 million for the comparable period of the prior year, $144.0 million for the luxury brand segment compared to $118.7 million for the comparable period of the prior year, and $12.4 million for the corporate segment compared to $8.0 million for the comparable period of the prior year. See “Segmented Analysis” on page 10 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $11.6 million during the nine months ended October 31, 2012, compared to a net income tax expense of $3.2 million in the comparable period of the prior year. The Company’s combined federal and provincial statutory income tax rate for the nine months ended October 31, 2012 is 26.5% . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate, and the recognition of previously unrecognized benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the nine months ended October 31, 2012, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $0.8 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $1.7 million in the comparable period of the prior year. During the nine months ended October 31, 2012, the Company recognized a deferred income tax expense of $3.5 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax expense of $2.8 million recognized in the comparable period of the prior year. The recorded tax provision during the nine months ended October 31, 2012 also included a net income tax recovery of $4.0 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. This compares to a net income tax recovery of $3.8 million recognized in the comparable period of the prior year.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2032.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

CONSOLIDATED FINANCE EXPENSES
Included in finance expenses for the nine months ended October 31, 2012 was $6.7 million for the mining segment compared to $9.1 million for the comparable period of the prior year and $6.0 million for the luxury brand segment compared to $4.2 million for the comparable period of the prior year. Also included in finance expense for the mining segment is accretion expense of $1.9 million (2012 – $2.3 million) related to the Diavik Diamond Mine’s future site restoration liability.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $1.5 million was incurred during the nine months ended October 31, 2012, compared to $1.6 million in the comparable period of the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.3 million was recorded during the nine months ended October 31, 2012, compared to $0.5 million in the comparable period of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $0.6 million was recognized during the nine months ended October 31, 2012, compared to $0.5 million in the comparable period of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Segmented Analysis
The operating segments of the Company include mining, luxury brand and corporate segments. The corporate segment captures costs not specifically related to operations of the mining or luxury brand segments.

Mining
The mining segment includes the production, sorting and sale of rough diamonds.

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2013	2013	2013	2012	2012	2012	2012	2011	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2012	2011
Sales
America	$7,697	$2,269	$7,432	$2,727	$8,835	$447	$3,009	$2,689	$17,398	$12,291
Europe	57,438	50,514	54,370	78,846	21,993	80,131	50,752	75,715	162,322	152,876
Asia	19,683	8,690	27,207	20,659	5,411	9,030	8,274	4,293	55,580	22,715
Total sales	84,818	61,473	89,009	102,232	36,239	89,608	62,035	82,697	235,300	187,882
Cost of sales	71,663	46,784	70,099	72,783	34,112	67,613	53,443	61,822	188,546	155,168
Gross margin	13,155	14,689	18,910	29,449	2,127	21,995	8,592	20,875	46,754	32,714
Gross margin (%)	15.5%	23.9%	21.2%	28.8%	5.9%	24.5%	13.9%	25.2%	19.9%	17.4%
Selling, general and administrative expenses	3,932	2,966	2,525	2,061	3,274	3,489	4,630	3,017	9,423	11,393
Operating profit (loss)	$9,223	$11,723	$16,385	$27,388	$(1,147)	$18,506	$3,962	$17,858	$37,331	$21,321
Depreciation and amortization (i)	20,588	13,160	22,172	24,284	19,932	17,461	17,083	20,669	55,921	54,476
EBITDA (ii)	$29,811	$24,883	$38,557	$51,672	$18,785	$35,967	$21,045	$38,527	$93,252	$75,797
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measure” on page 19.

Three Months Ended October 31, 2012 Compared to Three Months Ended October 31, 2011
MINING SALES
During the third quarter the Company sold approximately 0.88 million carats for a total of $84.8 million for an average price per carat of $96 compared to approximately 0.23 million carats for a total of $36.2 million for an average price per carat of $159 in the comparable quarter of the prior year. The 286% increase in the quantity of carats sold was primarily the result of the Company’s decision in the prior year to hold some inventory of lower than average price items until stability returned to the rough diamond market. The 39% decrease in the Company’s achieved average rough diamond prices during the third quarter resulted from the sale of a higher portion of smaller size diamonds due to an improved market for these goods.

Had the Company sold only the last production shipped in the third quarter, the estimated achieved price would have been approximately $123 per carat based on the prices achieved in the October 2012 sale.

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company’s third quarter cost of sales was $71.7 million resulting in a gross margin of 15.5% compared to a cost of sales of $34.1 million and a gross margin of 5.9% in the comparable quarter of the prior year. Included in the cost of sales for the prior year was a non-cash $13.0 million charge related to the de-recognition of certain components of the backfill plant associated with paste production at the Diavik Diamond Mine. Cost of sales for the third quarter included $19.8 million of depreciation and amortization compared to $19.3 million in the comparable quarter of the prior year. The mining gross margin for the third quarter was impacted by the sale of a higher portion of smaller size goods, which carry lower-than-average gross margins. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. During the third quarter, the Diavik cash cost of production was $42.0 million compared to $38.5 million in the comparable quarter of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

The Company’s MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the Diavik Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS. The following table provides a reconciliation of cash cost of production to the mining segment cost of sales disclosed in the interim condensed consolidated financial statements for the three months ended October 31, 2012 and 2011.

	Three months ended	Three months ended
(expressed in thousands of United States dollars)	October 31, 2012	October 31, 2011
Diavik cash cost of production	$42,048	$38,468
Private royalty	1,632	710
Other cash costs	1,057	988
Total cash cost of production	44,737	40,166
Depreciation and amortization	20,547	32,868
Total cost of production	65,284	73,034
Adjusted for stock movements	6,379	(38,922)
Total cost of sales	$71,663	$34,112

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
Included in the SG&A expenses for the mining segment was $1.0 million related to the Ekati Diamond Mine acquisition.

Nine Months Ended October 31, 2012 Compared to Nine Months Ended October 31, 2011
MINING SALES
During the nine months ended October 31, 2012, the Company sold approximately 2.3 million carats for a total of $235.3 million for an average price per carat of $101 compared to approximately 1.3 million carats for a total of $187.9 million for an average price per carat of $148 in the comparable period of the prior year. The 84% increase in the quantity of carats sold was primarily the result of decision by the Company to hold back some lower priced goods at October 31, 2011 due to an oversupply in the market at that time and the subsequent sale of almost all of these lower priced carryover goods during the nine months ended October 31, 2012. The 32% decrease in the Company’s achieved average rough diamond prices in the nine-month period resulted from a combination of two factors: first, the sale of the lower priced goods originally held back in inventory by the Company at October 31, 2011; and second, a decrease in the market price for rough diamonds from the peak achieved in the comparable period of the prior year.

MINING COST OF SALES AND GROSS MARGIN
The Company’s cost of sales was $188.5 million during the nine months ended October 31, 2012, resulting in a gross margin of 19.9% compared to a cost of sales of $155.2 million and a gross margin of 17.4% in the comparable period of the prior year. Included in the cost of sales for the prior year was a non-cash $13.0 million charge related to the de-recognition of certain components of the backfill plant associated with paste production at the Diavik Diamond Mine. Cost of sales for the nine months ended October 31, 2012, included $53.8 million of depreciation and amortization compared to $52.6 million for the comparable period of the prior year. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. During the nine months ended October 31, 2012, the Diavik cash cost of production was $126.7 million compared to $123.6 million in the comparable period of the prior year. Cost of sales also includes sorting costs, which consists of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

The following table provides a reconciliation of cash cost of production to the mining segment cost of sales disclosed in the interim condensed consolidated financial statements for the nine months ended October 31, 2012 and 2011.

	Nine months ended	Nine months ended
(expressed in thousands of United States dollars)	October 31, 2012	October 31, 2011
Diavik cash cost of production	$126,679	$123,600
Private royalty	5,359	4,006
Other cash costs	3,088	2,934
Total cash cost of production	135,126	130,540
Depreciation and amortization	50,334	66,554
Total cost of production	185,460	197,094
Adjusted for stock movements	3,086	(41,926)
Total cost of sales	$188,546	$155,168

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment decreased by $2.0 million from the comparable period of the prior year primarily due to executive severance incurred in the first quarter of the prior year, offset by $1.7 million related to the Ekati Diamond Mine acquisition incurred in the nine months ended October 31, 2012.

MINING SEGMENT OPERATIONAL UPDATE
Ore production for the third calendar quarter consisted of 0.8 million carats produced from 0.21 million tonnes of ore from the A-418 kimberlite pipe, 0.3 million carats produced from 0.13 million tonnes of ore from the A-154 North kimberlite pipe, and 0.9 million carats produced from 0.19 million tonnes of ore from the A-154 South kimberlite pipe. Also included in ore production for the third calendar quarter was an estimated 0.02 million carats from reprocessed plant rejects (“RPR”). RPR are not included in the Company’s reserves and resource statement and are therefore incremental to production. Rough diamond production was consistent with the comparable calendar quarter of the prior year.

The Diavik Diamond Mine has made the transition to underground mining more successfully than had been originally anticipated. Expensive cut-and-fill mining has been replaced by a much lower cost combination of sub level retreat and blasthole stoping. Production levels have also ramped up faster than initially planned despite the challenge of mining through the upper level of ground impacted by the open pit activity above. In the upper level of the A-418 underground this involved mining through, and processing, ore that contained large amounts of steel support material. This was a special challenge for the processing plant and led to mine production exceeding processing capacity for a while. As a result of this, 0.35 million tonnes of broken ore is now stockpiled on the processing plant feed pad and about half of this will provide incremental feed during calendar 2013.

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION

(reported on a one-month lag)
	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30,	September 30,	September 30,	September 30,
	2012	2011	2012	2011
Diamonds recovered (000s carats)	773	773	2,132	2,030
Grade (carats/tonne)	3.68	3.00	3.35	3.03

During the fiscal year, the Company expanded its Mumbai, India, office to the Bharat Diamond Bourse in Bandra, India. The new office will continue to support the Company’s polished buying and rough sorting and sales expansion in India.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Mining Segment Outlook
PRODUCTION
Diavik Diamond Mine's full-year target production is expected to be approximately 7.1 million carats from the mining of 2.1 million tonnes of ore and the processing of 2.0 million tonnes of ore. The decrease in carats from the original plan is primarily due to deferring the processing and recovery of lower value carats from the RPR in favour of processing underground ore containing higher valued carats. Open pit mining of approximately 1.1 million tonnes of ore was exclusively from the A-418 kimberlite pipe. Open pit mining of the A-418 kimberlite pipe concluded in September, although processing of this ore will continue into calendar 2013. Underground mining of approximately 1.0 million tonnes of ore is expected to be sourced principally from the A-154 South and A-154 North kimberlite pipes, with some production from A-418. Included in the estimated production for calendar 2012 is approximately 0.1 million carats from RPR. These RPR recoveries are not included in the Company's reserves and resource statement and are therefore incremental to production. The decrease in production results from a combination of a reduction in processing plant throughput due to changes in the geological composition of the ore and the deferral of RPR from calendar 2012.

A new mine plan and budget for calendar 2013 is under final review by Rio Tinto plc and the Company. The plan for calendar 2013 foresees Diavik Diamond Mine production of approximately 6 million carats from the mining and processing of approximately 1.6 million tonnes of ore with a further 0.2 million tonnes processed from the stockpile ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.5 million tonnes from A-154 South and approximately 0.4 million tonnes from A-418 kimberlite pipes. Included in the estimated production for calendar 2013 is approximately 0.6 million carats from RPR and 0.1 million carats from the improved recovery process for small diamonds. These RPR and small diamond recoveries are not included in the Company’s reserves and resource statement and are therefore incremental to production.

The development of A-21, the last of the Diavik Diamond Mine’s kimberlite pipes in the original mine plan, has been deferred due both to the diamond market conditions and decreased urgency following the identification of extensions to the existing pipes. Although these extension areas cannot be categorized as ore at this time due to insufficient definition work, the Company expects to extend the life of the existing developed pipes thereby deferring the need for A-21 to keep the processing plant full. The A-21 pre-feasibility study currently being undertaken assumes that the A-21 pipe will be mined with the open pit methods used for the other pipes. A dike would be constructed similar to the two other pits but smaller in size. Detailed plans are still being refined and optimized although no underground mining is currently envisaged.

PRICING
Rough diamond prices have stabilized through the third calendar quarter as demand has improved. Based on prices from the Company's rough diamond sales during the third quarter and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the current approximate rough diamond price per carat for each of the Diavik ore types in the table that follows:

October 2012
average price per
carat
Ore type	(in US dollars)
A-154 South	$135
A-154 North	170
A-418	95
RPR	45

COST OF SALES AND CASH COST OF PRODUCTION
The Company’s share of the cash cost of production at the Diavik Diamond Mine for calendar 2012 is expected to be approximately $167 million at an assumed average Canadian/US dollar exchange rate of $1.00.

The Company currently expects cost of sales in fiscal 2014 to be approximately $255 million (including depreciation and amortization of approximately $70 million). The Company’s share of the cash cost of production at the Diavik Diamond Mine for calendar 2013 is expected to be approximately $170 million at an assumed average Canadian/US dollar exchange rate of $1.00.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

CAPITAL EXPENDITURES
During fiscal 2013, HWDLP’s 40% share of the planned capital expenditures at the Diavik Diamond Mine is expected to be approximately $71 million at an assumed average Canadian/US dollar exchange rate of $1.00. HWDLP’s share of capital expenditures was $12.5 million for the three months ended October 31, 2012, and $42.9 million for the nine months ended October 31, 2012. During fiscal 2014, HWDLP’s 40% share of the planned capital expenditures is expected to be approximately $28 million at an assumed average Canadian/US dollar exchange rate of $1.00.

Luxury Brand
The luxury brand segment includes sales from 22 Harry Winston salons, which are located in prime markets around the world, including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; three salons in Europe: Paris and two in London; and six salons in Asia outside of Japan: Beijing, two in Shanghai, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2013	2013	2013	2012	2012	2012	2012	2011	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2012	2011
Sales
America	$30,751	$35,759	$32,286	$41,537	$28,817	$27,183	$35,487	$46,489	$98,796	$91,487
Europe	27,297	15,636	30,054	31,204	19,561	26,098	17,446	15,701	72,987	63,105
Asia (excluding Japan)	15,493	33,956	20,385	17,272	13,133	59,056	14,354	50,817	69,834	86,543
Japan	22,040	30,073	20,727	23,772	21,966	20,433	14,610	19,654	72,840	57,009
Total sales	95,581	115,424	103,452	113,785	83,477	132,770	81,897	132,661	314,457	298,144
Cost of sales	43,027	57,910	49,035	57,024	41,378	82,513	42,958	79,518	149,972	166,850
Gross margin	52,554	57,514	54,417	56,761	42,099	50,257	38,939	53,143	164,485	131,294
Gross margin (%)	55.0%	49.8%	52.6%	49.9%	50.4%	37.9%	47.5%	40.1%	52.3%	44.0%
Selling, general and administrative expenses	47,205	49,495	47,311	49,929	40,635	43,331	34,716	47,866	144,011	118,682
Operating profit	$5,349	$8,019	$7,106	$6,832	$1,464	$6,926	$4,223	$5,277	$20,474	$12,612
Depreciation and amortization (i)	3,726	3,681	3,235	3,089	3,048	3,115	3,069	3,688	10,642	9,233
EBITDA (ii)	$9,075	$11,700	$10,341	$9,921	$4,512	$10,041	$7,292	$8,965	$31,116	$21,845
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measure” on page 19.

Three Months Ended October 31, 2012 Compared to Three Months Ended October 31, 2011
LUXURY BRAND SALES
Sales for the third quarter were $95.6 million compared to $83.5 million for the comparable quarter of the prior year, an increase of 14% (an increase of 17% at constant exchange rates). Sales in America increased 7% to $30.8 million, sales in Europe increased 40% to $27.3 million, sales in Asia (excluding Japan) increased 18% to $15.5 million, and sales in Japan were flat at $22.0 million, each as compared to the comparable quarter of the prior year. The total number of units sold during the third quarter increased by 8% over the comparable quarter of the prior year.

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the third quarter was $43.0 million compared to $41.4 million for the comparable quarter of the prior year. Gross margin for the quarter was $52.6 million or 55.0% compared to $42.1 million or 50.4% for the third quarter of the prior year. The improvement in gross margin was primarily due to strong growth in bridal and access product sales combined with continued emphasis on supply chain efficiencies.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased by 16% to $47.2 million from $40.6 million in the comparable quarter of the prior year. The increase was due primarily to higher advertising, marketing and selling expenses. Fixed costs accounted for $5.1 million of the increase, while variable expenses linked to volume of sales accounted for $1.5 million of the increase. Fixed costs include salaries and benefits, advertising and marketing, rent and related costs and depreciation and amortization. SG&A expenses included depreciation and amortization expense of $3.3 million compared to $3.0 million in the comparable quarter of the prior year.

Nine Months Ended October 31, 2012 Compared to Nine Months Ended October 31, 2011
LUXURY BRAND SALES
Sales for the nine months ended October 31, 2012, were $314.5 million compared to $298.1 million for the comparable period of the prior year, an increase of 5% (7% at constant exchange rates). Sales in America increased 8% to $98.8 million, sales in Europe increased 16% to $73.0 million, sales in Asia (excluding Japan) decreased 19% to $69.8 million, and sales in Japan increased 28% to $72.8 million, each as compared to the comparable period of the prior year. The comparable period of the prior year included high-value transactions in Asia (excluding Japan) that were not repeated in the current period. During the nine months ended October 31, 2012, there were $19.1 million of high-value transactions, which generally carry lower-than-average gross margins, compared with $60.8 million in the comparable period of the prior year. The Japanese market continued to rebound strongly from the impact of the earthquake and tsunami that occurred in early 2011. The total number of units sold during the nine months ended October 31, 2012, increased by 24% over the comparable period of the prior year.

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the nine months ended October 31, 2012, was $150.0 million compared to $166.9 million for the comparable period of the prior year. Gross margin for the nine months ended October 31, 2012, was $164.5 million or 52.3% compared to $131.3 million or 44.0% for the comparable period of the prior year. The improvement in gross margin was primarily due to strong growth in bridal and access product sales, the continued emphasis on supply chain efficiencies and a greater portion of high-value transactions in the comparable period of the prior year that generated lower-than-average gross margins.

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased by 21% to $144.0 million from $118.7 million in the comparable period of the prior year. The increase was due primarily to higher advertising, marketing and selling expenses. Fixed costs accounted for $19.9 million of the increase, while variable expenses linked to volume of sales accounted for $5.4 million of the increase. Fixed costs include salaries and benefits, advertising and marketing, rent and related costs and depreciation and amortization. SG&A expenses included depreciation and amortization expense of $9.6 million compared to $9.0 million in the comparable period of the prior year.

LUXURY BRAND SEGMENT OPERATIONAL UPDATE
At October 31, 2012, the luxury brand segment’s distribution network consisted of 22 directly operated salons, five licensed salons (in Manila, Philippines; Kiev, Ukraine; Moscow, Russia; and two in Dubai, United Arab Emirates) and 201 wholesale watch doors around the world. The Company opened a new salon in Harrods in London, England, during August, contributing to a strong increase in sales in Europe. During September, Harry Winston participated in the Biennale des Antiquaires at the Grand Palais in Paris, France, the most important fine jewelry exhibition in the world. At the exhibition, the Company unveiled its latest high jewelry collection, “Water by Harry Winston”. The Company also announced that it is the lead sponsor of Hollywood Costume, a major new exhibition that is appearing at the Victoria and Albert Museum in London, England, between October 2012 and January 2013. The exhibition celebrates costume design in motion pictures and showcases the connection between Harry Winston jewels and Hollywood.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Luxury Brand Segment Outlook
Continued economic uncertainty in Europe coupled with the softening in consumer demand in China and the budget policy issues in the US are likely to translate into slower growth in the near term, impacting the holiday season. The Company believes that the Harry Winston brand is well positioned to continue to increase its market share in the luxury jewelry and timepiece sector. New salons in China have significantly improved the distribution network in the fastest growing luxury market in the world. During August 2012, a new directly operated salon was opened in the Harrods department store in London, England. A new directly operated salon is expected to be opened early next year in Geneva, Switzerland. In addition, a new licensed salon is expected to be opened in Kuwait City, Kuwait, during the first quarter of next fiscal year. The Company plans to expand by 15 wholesale watch doors to 216 doors by the end of fiscal 2013. By the end of the current fiscal year, the Company will have built an internal wholesale infrastructure to distribute its timepieces in Asia, Europe and Latin America. The Company continues to focus on executing its long-term plan of growing sales and profitability by expanding its distribution network in prime locations around the world, introducing new jewelry and timepiece collections supported by a strong advertising program, and leveraging the heritage of the Harry Winston brand.

Corporate
The corporate segment captures costs not specifically related to operations of the mining or luxury brand segments.

(expressed in thousands of United States dollars)
(unaudited)
									Nine months	Nine months
									ended	ended
	2013	2013	2013	2012	2012	2012	2012	2011	October 31,	October 31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2012	2011
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	34	51	51	51	–	135
Gross margin	–	–	–	–	(34)	(51)	(51)	(51)	–	(135)
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	4,250	3,358	4,833	3,510	2,246	2,281	3,449	1,839	12,441	7,976
Operating loss	$(4,250)	$(3,358)	$(4,833)	$(3,510)	$(2,280)	$(2,332)	$(3,500)	$(1,890)	$(12,441)	$(8,111)
Depreciation and amortization (i)	139	139	139	139	141	140	139	278	417	420
EBITDA (ii)	$(4,111)	$(3,219)	$(4,694)	$(3,371)	$(2,139)	$(2,192)	$(3,361)	$(1,612)	$(12,024)	$(7,691)
(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measure” on page 19.

Three Months Ended October 31, 2012 Compared to Three Months Ended October 31, 2011
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the corporate segment increased by $2.0 million from the comparable quarter of the prior year due to travel expenses and salaries and benefits related to additional corporate employees.

Nine Months Ended October 31, 2012 Compared to Nine Months Ended October 31, 2011
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the corporate segment increased by $4.5 million from the comparable period of the prior year due to severance costs and to travel expenses and salaries and benefits related to additional corporate employees.

Liquidity and Capital Resources
Working Capital
As at October 31, 2012, the Company had unrestricted cash and cash equivalents of $110.8 million compared to $78.1 million at January 31, 2012. The Company had cash on hand and balances with banks of $105.6 million and short-term investments of $5.2 million at October 31, 2012.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

During the quarter ended October 31, 2012, the Company reported cash from operations of $18.6 million compared to a use of cash from operations of $23.8 million in the comparable quarter of the prior year. The increase resulted primarily from the Company’s decision to hold rough diamond inventory due to market conditions in the prior year. At October 31, 2012, the Company had 0.8 million carats of rough diamond inventory with an estimated current market value of approximately $110 million, of which approximately $60 million represents inventory available for sale.

Working capital increased to $461.9 million at October 31, 2012 from $439.0 million at January 31, 2012. During the quarter, the Company increased accounts receivable by $5.7 million, decreased other current assets by $3.5 million, increased inventory and supplies by $27.0 million, increased trade and other payables by $19.2 million and increased employee benefit plans by $0.6 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter, along with the seasonality of sales and salon expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, other current assets, and trade and other payables and income taxes payable.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Financing Activities
The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank. At October 31, 2012, $50.0 million was outstanding. On November 13, 2012, the Company entered into share purchase agreements with BHP Billiton Canada Inc., and various affiliates to purchase all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine. The purchase price for the acquisitions will be satisfied from cash resources on hand and from new debt financing that has been arranged with The Royal Bank of Canada and Standard Chartered Bank. The new facilities will comprise a $400 million term loan, a $100 million revolving credit facility (of which $50 million will be available for purposes of funding the Ekati acquisition) and a $140 million letter of credit facility in support of the Core Zone environmental reclamation bond. The new facilities will be secured and will replace the Company mining segment’s current $125 million facility with Standard Chartered Bank, which will be repaid and terminated on closing. The new facilities will include customary covenants, including certain reporting and financial covenants, and will bear interest at market rates. The term loan will be an amortizing facility, with principal repayments beginning 30 months following closing and a final bullet payment of 50 percent of the principal amount being due on the date that is five years after closing. The $100 million portion of the revolving facility will be due five years after closing. The letter of credit facility will expire 364 days after closing. The facilities will be subject to customary closing conditions, including closing of the Core Zone acquisition. If the Core Zone acquisition is not completed but the Buffer Zone acquisition is completed, then the Company expects to finance the acquisition of the Buffer Zone using other cash resources available to it.

As at October 31, 2012, $15.7 million and $2.1 million was outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively, compared to $nil and $4.3 million at January 31, 2012.

The amount outstanding on the secured five-year revolving credit facility for the Company’s luxury brand subsidiary, Harry Winston Inc., was $223.0 million at October 31, 2012, compared to $200.5 million at January 31, 2012. On August 30, 2012, Harry Winston Inc. refinanced its senior secured revolving credit facility by entering into a new secured five-year credit agreement with a consortium of banks led by Standard Chartered Bank establishing a $260.0 million facility for revolving credit loans. Harry Winston Inc. amended its senior secured revolving credit facility on November 7, 2012 by adding an additional $40.0 million increasing the total facility to $300.0 million. The facility has a maturity date of August 30, 2017. See Contractual Obligations below.

Investing Activities
During the quarter, the Company purchased property, plant and equipment of $19.2 million, of which $13.4 million was purchased for the mining segment and $5.8 million for the luxury brand segment.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. Not reflected in the table below are capital expenditures for the calendar years 2012 to 2016 of approximately $135 million assuming a Canadian/US average exchange rate of $1.00 for each of the five years relating to HWDLP’s current projected share of the planned capital expenditures (excluding the A-21 pipe) at the Diavik Diamond Mine. Also not included is the potential impact of the Ekati transaction. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$399,880	$61,114	$70,943	$243,429	$24,394
Environmental and participation agreements incremental commitments (c)	93,686	82,990	4,864	–	5,832
Operating lease obligations (d)	254,927	25,276	53,977	47,900	127,774
Total contractual obligations	$748,493	$169,380	$129,784	$291,329	$158,000

(a)

(i) Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions. The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank for $125.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. At October 31, 2012, $50.0 million was outstanding.

(ii) The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) with Antwerp Diamond Bank for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 12.50%. At October 31, 2012, $15.7 million and $2.1 million were outstanding under this facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively. The facility is guaranteed by Harry Winston Diamond Corporation.

(iii) On August 30, 2012, Harry Winston Inc. refinanced its secured revolving credit facility by entering into a new secured five-year credit agreement with a consortium of banks led by Standard Chartered Bank establishing a $260.0 million facility for revolving credit loans. The new facility expires on August 30, 2017. On November 7, 2012, Harry Winston Inc. signed the first amendment to its senior secured revolving credit agreement dated August 30, 2012. The amendment increased the current $260.0 million facility to $300.0 million with Manufacturers and Traders Trust Company agreeing to provide an additional $40.0 million commitment, and being added as a new lender under the current credit agreement. There are no scheduled repayments required before maturity. As with the previous agreement, the new credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of the luxury brand segment. At October 31, 2012, $223.0 million was outstanding.

The new Harry Winston Inc. credit agreement contains affirmative and negative non-financial and financial covenants, which apply to the luxury brand segment. These provisions include consolidated minimum tangible net worth, minimum coverage of fixed charges, leverage ratio and limitations on capital expenditures and certain investments. The new credit agreement also includes a change of control provision, which would result in the entire unpaid principal and all accrued interest of the facility becoming due immediately upon change of control, as defined. Any material adverse change, as defined, in the luxury brand segment’s assets, liabilities, consolidated financial position or consolidated results of operations constitutes default under the agreement.

The luxury brand segment has pledged 100% of Harry Winston Inc.’s common stock and 66 2/3% of the common stock of its foreign subsidiaries to the bank to secure the loan. Inventory and accounts receivable of Harry Winston Inc. are pledged as collateral to secure the borrowings of Harry Winston Inc. In addition, an assignment of proceeds on insurance covering security collateral was made.

Loans under this new credit facility can be either fixed rate loans or revolving line of credit loans. The fixed rate loans will bear interest within a range of 2.50% to 3.25% above LIBOR based upon a pricing grid determined by the fixed charge coverage ratio. Interest under this option will be determined for periods of either one, two, three or six months. The revolving line of credit loans will bear interest within a range of 1.50% to 2.25% above the bank’s prime rate based upon a pricing grid determined by the fixed charge coverage ratio as well.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

(iv) Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($18.5 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($3.7 million) loan and a CHF 14.0 million ($14.8 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.15% and matures on April 22, 2013. The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At October 31, 2012, an aggregate of $15.7 million was outstanding. The bank has a secured interest in the factory building.

(v) On August 21, 2012, Harry Winston S.A. entered into a credit facility with UBS AG establishing a CHF 7.0 million credit line. The new credit facility is available to Harry Winston S.A. for general corporate purposes. The new facility contains affirmative and negative non-financial and financial covenants. The Harry Winston S.A. factory building is pledged as collateral to secure the borrowings. Borrowings under the credit facility can be either fixed rate loans or revolving line of credit loans in CHF or any freely available and convertible currency. Interest under the fixed rate option will be based upon Euromarket rates for the relevant term and currency plus a bank margin. Available terms under fixed rate borrowings are one to 12 months in minimum denominations of CHF 250,000. Interest under the revolving/overdraft option will bear interest at 4% per annum for CHF loans, and 5.5% per annum for USD loans. A 0.25% commission will be charged quarterly based upon the average debit balance. At October 31, 2012, $7.4 million was outstanding.

(vi) Harry Winston S.A. has a CHF 0.5 million ($0.5 million) finance lease for machinery located at the watch factory in Geneva, Switzerland. The finance lease has an interest rate of 1.97% and matures on April 1, 2017. At October 31, 2012, $0.4 million was outstanding.

(vii) Harry Winston Japan, K.K. maintains unsecured credit agreements with three banks, amounting to ¥1,284 million ($16.1 million). Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to ¥575 million ($7.2 million). This facility is secured by inventory owned by Harry Winston Japan, K.K. At October 31, 2012, $23.3 million was outstanding.

(viii) The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On October 31, 2012, $5.8 million was outstanding on the mortgage payable.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at October 31, 2012, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next twelve months are approximated to be $11.0 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which HWDLP’s share as at October 31, 2012, was $81.4 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston Inc. salons and office space.

Non-IFRS Measure
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measure, which is also used by management to monitor and evaluate the performance of the Company and its business segments.

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

EBITDA is a measure commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

CONSOLIDATED

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2013	2013	2013	2012	2012	2012	2012	2011	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2012	2011
Operating profit (loss)	$10,322	$16,384	$18,658	$30,710	$(1,963)	$23,100	$4,685	$21,245	$45,364	$25,822
Depreciation and amortization	24,453	16,980	25,546	27,512	23,121	20,716	20,291	24,635	66,980	64,129
EBITDA	$34,775	$33,364	$44,204	$58,222	$21,158	$43,816	$24,976	$45,880	$112,344	$89,951

MINING SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2013	2013	2013	2012	2012	2012	2012	2011	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2012	2011
Operating profit (loss)	$9,223	$11,723	$16,385	$27,388	$(1,147)	$18,506	$3,962	$17,858	$37,331	$21,321
Depreciation and amortization	20,588	13,160	22,172	24,284	19,932	17,461	17,083	20,669	55,921	54,476
EBITDA	$29,811	$24,883	$38,557	$51,672	$18,785	$35,967	$21,045	$38,527	$93,252	$75,797

LUXURY BRAND SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2013	2013	2013	2012	2012	2012	2012	2011	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2012	2011
Operating profit	$5,349	$8,019	$7,106	$6,832	$1,464	$6,926	$4,223	$5,277	$20,474	$12,612
Depreciation and amortization	3,726	3,681	3,235	3,089	3,048	3,115	3,069	3,688	10,642	9,233
EBITDA	$9,075	$11,700	$10,341	$9,921	$4,512	$10,041	$7,292	$8,965	$31,116	$21,845

CORPORATE SEGMENT

(expressed in thousands of United States dollars)
(unaudited)
									Nine	Nine
									months	months
									ended	ended
									October	October
	2013	2013	2013	2012	2012	2012	2012	2011	31,	31,
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	2012	2011
Operating loss	$(4,250)	$(3,358)	$(4,833)	$(3,510)	$(2,280)	$(2,332)	$(3,500)	$(1,890)	$(12,441)	$(8,111)
Depreciation and amortization	139	139	139	139	141	140	139	278	417	420
EBITDA	$(4,111)	$(3,219)	$(4,694)	$(3,371)	$(2,139)	$(2,192)	$(3,361)	$(1,612)	$(12,024)	$(7,691)

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Risks and Uncertainties
Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in DDMI
HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may decide not to proceed with the mining the A-21 pipe or may otherwise change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted. Rio Tinto plc, the parent of DDMI, announced a review of its diamond operations in early 2012.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its luxury brand operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine and sold by the Company in each quarter, along with the seasonality of sales and salon refurbishment and expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since the fall of 2008. This has restricted the Company’s growth opportunities both domestically and internationally, and a return to a recession or weak recovery, due to recent disruptions in financial markets in the US, the Eurozone or elsewhere, budget policy issues in the US and political upheavals in the Middle East, could cause the Company to experience revenue declines across both of its business segments due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress with the European sovereign debt issue. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik property and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes that could differ materially from those under which they operate in Canada and the US.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, the closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company’s success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its luxury brand segment.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Expansion and Refurbishment of the Existing Salon Network
A key component of the Company’s luxury brand strategy in recent years has been the expansion of its salon network. The Company currently expects to expand its retail salon network to a total of 35 salons and 300 wholesale doors worldwide by fiscal 2016. An additional objective of the Company in the luxury brand segment is to achieve a compound annual growth rate in sales in the mid-teens and an operating profit in the low to mid-teens, in each case by fiscal 2016. Although the Company considers these objectives to be reasonable, they are subject to a number of risks and uncertainties, and there can be no assurance that these objectives will be realized. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. The successful expansion of the Company’s global salon network, and achieving an increase in sales and in operating profit, will depend on a variety of factors, including worldwide economic conditions, market demand for luxury goods, the strength of the Harry Winston brand and the availability of sufficient funding. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the luxury brand segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

The Company has to date licensed five retail salons to operate under the Harry Winston name and currently expects to increase the number of licensed salons to 15 by fiscal 2016. There is no assurance that the Company will be able to find qualified third parties to enter into these licensing arrangements, or that the licensees will honour the terms of the agreements. The conduct of licensees may have a negative impact on the Company’s distinctive brand name and reputation.

Competition in the Luxury Brand Segment
The Company is exposed to competition in the luxury brand market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, the Company’s results of operations will be adversely affected.

Cybersecurity
The Company and certain of its third-party vendors receive and store personal information in connection with human resources operations and other aspects of the business. Despite the Company’s implementation of security measures, its IT systems are vulnerable to damage from computer viruses, natural disasters, unauthorized access, cyber attack and other similar disruptions. Any system failure, accident or security breach could result in disruptions to the Company’s operations. A material network breach in the security of the IT systems could include the theft of intellectual property or trade secrets. To the extent that any disruption or security breach results in a loss or damage to the Company’s data, or in inappropriate disclosure of confidential information, financial data, or credit cardholder data, it could cause significant damage to the Company’s reputation, affect relationships with our customers, lead to claims against the Company and ultimately harm its business. In addition, the Company may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future. Although the Company believes that it has robust information security procedures and other safeguards in place, as cyber threats continue to evolve, the Company may be required to expend additional resources to continue to enhance its information security measures and/or to investigate and remediate any information security vulnerabilities.

Intellectual Property
The success of the luxury brand segment depends on the value and reputation of the Harry Winston brand and other proprietary property. The Company relies on various intellectual property rights, including copyrights, trademarks and trade secrets, to establish its proprietary rights. While the Company devotes considerable efforts and resources to protecting its intellectual property, if these efforts are not successful the value of the brand may be harmed, which could have a material adverse effect on the Company’s financial position.

Risks relating to the Ekati transactions
On November 13, 2012, the Company entered into share purchase agreements with BHP Billiton Canada Inc. and various affiliates to purchase all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada and Antwerp, Belgium. As set out in the share purchase agreements, the Company’s acquisition of BHP Billiton’s interest in the Ekati Diamond Mine is subject to the occurrence of certain events and the satisfaction of certain closing conditions.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

BHP Billiton’s interests in the Ekati Diamond Mine are subject to separate joint venture agreements. Pursuant to the joint venture agreements, BHP Billiton will first separately offer to the joint venture parties its separate interests in the Ekati Diamond Mine on the same terms as those agreed to by the Company. The joint venture parties will then have 60 days to elect to acquire either or both of those interests. Any interests that the joint venture parties do not elect to acquire within that time period can then be transferred to the Company in the following 60 days. There can be no assurance that the joint venture parties will not elect to acquire BHP Billiton’s interests in the Ekati Diamond Mine. In addition, the Ekati transactions are subject to typical closing conditions including the receipt of Competition Act approvals and other regulatory approvals required in connection with the transfer of operatorship and ownership of the Core Zone and the Buffer Zone interests of the Ekati Diamond Mine. The Company plans to satisfy the total purchase price for the Ekati transactions from cash resources on hand and from new debt financing that has been arranged with The Royal Bank of Canada and Standard Chartered Bank. The new debt financing facilities will be subject to customary closing conditions, including closing of the Core Zone acquisition. There can be no assurance that all of the closing conditions to the Ekati transaction will be satisfied or as to the timing of closing to the Ekati transactions.

Completion of the Ekati transactions and the integration of the Ekati Diamond Mine into the Company’s operations will require significant management time and resources.

Changes in Disclosure Controls and Procedures and Internal Control over Financial Reporting
During the third quarter of fiscal 2013, there were no changes in the Company’s disclosure controls and procedures or internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position.

The critical accounting estimates applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s MD&A for the year ended January 31, 2012.

Changes in Accounting Policies
The International Accounting Standards Board (“IASB”) has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year end beginning February 1, 2015. The Company is currently assessing the impact of the new standard on its financial statements.

IFRS 10, “Consolidated Financial Statements” (“IFRS 10”), was issued by the IASB on May 12, 2011, and will replace the consolidation requirements in SIC-12, “Consolidation – Special Purpose Entities” and IAS 27, “Consolidated and Separate Financial Statements”. The new standard establishes control as the basis for determining which entities are consolidated in the consolidated financial statements and provides guidance to assist in the determination of control where it is difficult to assess. IFRS 10 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 10 on its consolidated financial statements.

IFRS 11, “Joint Arrangements” (“IFRS 11”), was issued by the IASB on May 12, 2011 and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. Proportionate consolidations will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year-end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

IFRS 13, “Fair Value Measurement” (“IFRS 13”), was also issued by the IASB on May 12, 2011. The new standard makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Amendments to IAS 19, “Employee Benefits” (“IAS 19”), was issued by the IASB on June 11, 2011. The amended standard eliminates the option to defer the recognition of actuarial gains and losses through the “corridor” approach, revises the presentation of changes in assets and liabilities arising from defined benefit plans and enhances the disclosures for defined benefit plans. IAS 19 is effective for the Company’s fiscal year end beginning February 1, 2013, with early adoption permitted. The Company is assessing the impact of IAS 19 on its consolidated financial statements.

Outstanding Share Information
As at November 30, 2012
Authorized	Unlimited
Issued and outstanding shares	84,874,781
Options outstanding	2,229,727
Fully diluted	87,104,508

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Balance Sheets
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	October 31,	January 31,	January 31,
	2012	2012	2011
		(Recast - note 10)	(Recast - note 10)
ASSETS

Current assets
Cash and cash equivalents (note 3)	$110,810	$78,116	$108,693
Accounts receivable	34,749	26,910	22,788
Inventory and supplies (note 4)	513,558	457,827	403,212
Other current assets	37,808	45,494	41,317
	696,925	608,347	576,010
Property, plant and equipment – Mining	724,146	734,146	764,093
Property, plant and equipment – Luxury brand	70,371	69,781	61,019
Intangible assets, net	126,919	127,337	127,894
Other non-current assets	12,907	14,165	14,521
Deferred income tax assets	101,924	82,955	65,833
Total assets	$1,733,192	$1,636,731	$1,609,370

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	$136,084	$104,681	$139,551
Employee benefit plans	7,623	6,026	4,317
Income taxes payable	41,290	29,450	6,660
Promissory note	–	–	70,000
Current portion of interest-bearing loans and borrowings (note 6)	50,054	29,238	24,215
	235,051	169,395	244,743
Interest-bearing loans and borrowings (note 6)	288,098	270,485	235,516
Deferred income tax liabilities	321,175	325,035	309,868
Employee benefit plans	9,273	9,463	7,287
Provisions	63,339	65,245	50,130
Total liabilities	916,936	839,623	847,544
Equity
Share capital	507,975	507,975	502,129
Contributed surplus	19,052	17,764	16,233
Retained earnings	280,790	261,028	235,574
Accumulated other comprehensive income	7,569	10,086	7,624
Total shareholders’ equity	815,386	796,853	761,560
Non-controlling interest	870	255	266
Total equity	816,256	797,108	761,826
Total liabilities and equity	$1,733,192	$1,636,731	$1,609,370
Subsequent events (note 1)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Income Statements
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	October 31,	October 31,	October 31,	October 31,
	2012	2011	2012	2011
Sales	$180,399	$119,716	$549,757	$486,026
Cost of sales	114,690	75,524	338,518	322,153
Gross margin	65,709	44,192	211,239	163,873
Selling, general and administrative expenses	55,387	46,155	165,875	138,051
Operating profit (loss)	10,322	(1,963)	45,364	25,822
Finance expenses	(4,811)	(4,040)	(12,719)	(13,206)
Exploration costs	(673)	(600)	(1,495)	(1,593)
Finance and other income	96	164	251	505
Foreign exchange gain	767	436	556	547
Profit before income taxes	5,701	(6,003)	31,957	12,075
Net income tax expense (recovery)	1,687	(1,272)	11,580	3,220
Net profit (loss)	$4,014	$(4,731)	$20,377	$8,855
Attributable to shareholders	$3,397	$(4,728)	$19,762	$8,854
Attributable to non-controlling interest	$617	$(3)	$615	$1
Earnings (loss) per share
Basic	$0.04	$(0.06)	$0.23	$0.10
Diluted	$0.04	$(0.06)	$0.23	$0.10
Weighted average number of shares outstanding	84,874,781	84,809,781	84,874,781	84,597,861

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Comprehensive Income
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	October 31,	October 31,	October 31,	October 31,
	2012	2011	2012	2011
Net profit (loss)	$4,014	$(4,731)	$20,377	$8,855

Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax of nil)	3,452	(7,337)	(2,517)	8,440
Other comprehensive income, net of tax	3,452	(7,337)	(2,517)	8,440

Total comprehensive income	$7,466	$(12,068)	$17,860	$17,295
Attributable to shareholders	$6,849	$(12,065)	$17,245	$17,294
Attributable to non-controlling interest	$617	$(3)	$615	$1

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Changes in Equity
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Nine	Nine
	months ended	months ended
	October 31,	October 31,
	2012	2011
Common shares:
Balance at beginning of period	$507,975	$502,129
Issued during the period	–	5,163
Transfer from contributed surplus on exercise of options	–	2,300
Balance at end of period	507,975	509,592
Contributed surplus:
Balance at beginning of period	17,764	16,233
Stock-based compensation expense	1,288	1,602
Transfer from contributed surplus on exercise of options	–	(2,300)
Balance at end of period	19,052	15,535
Retained earnings:
Balance at beginning of period (Recast – note 10)	261,028	235,574
Net profit attributable to common shareholders	19,762	8,854
Balance at end of period	280,790	244,428
Accumulated other comprehensive income:
Balance at beginning of period	10,086	7,624
Other comprehensive income
Net gain (loss) on translation of net foreign operations (net of tax of nil)	(2,517)	8,440
Balance at end of period	7,569	16,064
Non-controlling interest:
Balance at beginning of period	255	266
Non-controlling interest	615	1
Balance at end of period	870	267
Total equity	$816,256	$785,886

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Cash Flows
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three	Nine	Nine
	months ended	months ended	months ended	months ended
	October 31,	October 31,	October 31,	October 31,
	2012	2011	2012	2011
Cash provided by (used in)
OPERATING
Net profit (loss)	$4,014	$(4,731)	$20,377	$8,855
Depreciation and amortization	24,453	23,121	66,980	64,129
Deferred income tax recovery	(12,721)	(4,781)	(18,262)	(8,200)
Current income tax expense	14,408	3,509	29,842	11,420
Finance expenses	4,811	4,040	12,719	13,206
Stock-based compensation	434	492	1,288	1,602
Other non-cash items	(118)	125	(2,636)	124
Foreign exchange gain	(1,049)	(3,240)	(632)	(3,432)
Gain on disposition of assets	(49)	–	(357)	–
Change in non-cash operating working capital, excluding taxes and finance expenses	(9,399)	(34,883)	(25,977)	(92,399)
Cash provided from (used in) operating activities	24,784	(16,348)	83,342	(4,695)
Interest paid	(4,068)	(6,329)	(10,082)	(11,526)
Income and mining taxes paid	(2,145)	(1,077)	(21,183)	9,376
Net cash from (used in) operating activities	18,571	(23,754)	52,077	(6,845)
FINANCING
Increase in interest-bearing loans and borrowings	16	–	16	–
Decrease in interest-bearing loans and borrowings	(193)	(178)	(563)	(532)
Increase in revolving credit	308,966	126,286	415,148	211,890
Decrease in revolving credit	(275,185)	(69,457)	(376,370)	(127,464)
Repayment of promissory note	–	(70,000)	–	(70,000)
Issue of common shares, net of issue costs	–	182	–	5,163
Cash provided from financing activities	33,604	(13,167)	38,231	19,057
INVESTING
Property, plant and equipment – Mining	(13,446)	(10,796)	(47,383)	(35,880)
Property, plant and equipment – Luxury brand	(5,778)	(4,050)	(12,201)	(7,338)
Net proceeds from sale of property, plant and equipment	–	–	2,619	–
Other non-current assets	654	(363)	21	(1,185)
Cash used in investing activities	(18,570)	(15,209)	(56,944)	(44,403)
Foreign exchange effect on cash balances	2,616	(4,568)	(670)	6,681
Increase (decrease) in cash and cash equivalents	36,221	(56,698)	32,694	(25,510)
Cash and cash equivalents, beginning of period	74,589	139,881	78,116	108,693
Cash and cash equivalents, end of period	$110,810	$83,183	$110,810	$83,183
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(5,701)	(890)	(7,807)	(9,116)
Inventory and supplies	(26,974)	(37,522)	(59,561)	(61,958)
Other current assets	3,474	(2,806)	6,653	(189)
Trade and other payables	19,230	5,865	33,157	(21,307)
Employee benefit plans	572	470	1,581	171
	$(9,399)	$(34,883)	$(25,977)	$(92,399)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Notes to Condensed Consolidated Financial Statements
OCTOBER 31, 2012 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Harry Winston Diamond Corporation (the “Company”) is a diamond enterprise with assets in the mining and luxury brand segments of the diamond industry.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Limited Partnership is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada.

On November 13, 2012, the Company entered into share purchase agreements with BHP Billiton Canada Inc. and various affiliates to purchase all of BHP Billiton's diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The agreed purchase price, payable in cash, is $400 million for the Core Zone interest and $100 million for the Buffer Zone interest, subject to adjustments in accordance with the terms of the share purchase agreements. The share purchase agreements include typical closing conditions, including receipt of required regulatory and Competition Act approvals. Each of the Core Zone and the Buffer Zone is subject to a separate joint venture agreement. BHP Billiton holds an 80% interest in the Core Zone and a 58.8% interest in the Buffer Zone, with the remainder held by the Ekati minority joint venture parties. Pursuant to the joint venture agreements, BHP Billiton will first separately offer to the joint venture parties its interest in each of the Core and Buffer Zones on the same terms as those agreed to by the Company. The joint venture parties will then have 60 days to elect to acquire either or both of those interests. Any interests that the joint venture parties do not elect to acquire within that time period can then be transferred to the Company in the following 60 days. If the Core Zone transaction is not completed because the minority joint venture parties exercise their pre-emptive rights, the Company will be entitled to be paid a termination fee of $30 million by BHP Billiton. Closing of the transactions is currently expected to occur before the end of March, 2013. The purchase price for the acquisitions will be satisfied from cash resources on hand and from new debt financing that has been arranged with two banks. The new facilities will comprise a $400 million term loan, a $100 million revolving credit facility (of which $50 million will be available for purposes of funding the Ekati acquisition) and a $140 million letter of credit facility in support of the Core Zone environmental reclamation bond. The new facilities will be secured and will replace the Company mining segment's current $125 million facility with Standard Chartered Bank, which will be repaid and terminated on closing.

The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer with select locations throughout the world. Its head office is located in New York City, United States.

The Company’s operations fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the luxury brand segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange. The address of its registered office is Toronto, Ontario.

Note 2:
Basis of Preparation
(a) Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

These unaudited interim condensed consolidated financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended January 31, 2012. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2012.

(b)	Basis of measurement
These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis except for the following:
financial instruments held for trading are measured at fair value through profit and loss liabilities for Restricted Share Unit and Deferred Share Unit plans are measured at fair value

(c)	Currency of presentation

These unaudited interim condensed consolidated financial statements are expressed in United States dollars, consistent with the predominant functional currency of the Company’s operations. All financial information presented in United States dollars has been rounded to the nearest thousand.

Note 3:
Cash Resources

	October 31,	January 31,
	2012	2012
Cash on hand and balances with banks	$105,634	$76,030
Short-term investments (a)	5,176	2,086
Total cash resources	$110,810	$78,116
(a)	Short-term investments are held in overnight deposits and money market instruments with a maturity of 30 days.

Note 4:
Inventory and Supplies

	October 31,	January 31,
	2012	2012
Luxury brand raw materials	$67,200	$62,188
Mining rough diamond inventory	68,332	62,472
	135,532	124,660
Luxury brand work-in-progress	59,159	45,407
Luxury brand merchandise inventory	245,789	218,844
Mining supplies inventory	73,078	68,916
Total inventory and supplies	$513,558	$457,827

Total inventory and supplies is net of a provision for obsolescence of $3.7 million ($3.1 million at January 31, 2012).

Note 5:
Diavik Joint Venture
The following represents HWDLP’s 40% proportionate interest in the Joint Venture as at September 30, 2012 and December 31, 2011:

	October 31,	January 31,
	2012	2012
Current assets	$100,331	$101,454
Non-current assets	673,571	685,590
Current liabilities	30,656	31,745
Non-current liabilities and participant’s account	743,246	755,298

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

	Three months	Three months	Nine months	Nine months
	ended October	ended October 31,	ended October	ended
	31,		31,	October 31,
	2012	2011	2012	2011
Expenses net of interest income (a) (b)	$61,087	$57,918	$176,410	$181,576
Cash flows resulting from (used in) operating activities	(28,936)	(26,920)	(126,311)	(116,815)
Cash flows resulting from financing activities	56,264	39,156	168,464	154,239
Cash flows resulting from (used in) investing activities	(23,310)	(13,460)	(42,451)	(35,680)
(a)	The Joint Venture only earns interest income.
(b)

Expenses net of interest income for the three months and nine months ended October 31, 2012 of $nil and $0.1 million, respectively (three and nine months ended October 31, 2011 of $nil and $0.1 million, respectively).

HWDLP is contingently liable for DDMI’s portion of the liabilities of the Joint Venture, and to the extent HWDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, HWDLP would have access to an increased portion of the assets of the Joint Venture to settle these liabilities. Additional information on commitments and contingencies related to the Diavik Joint Venture is found in Note 7.

Note 6:
Interest-Bearing Loans and Borrowings

	October 31,	January 31,
	2012	2012
Mining segment credit facilities	$49,284	$48,460
Harry Winston Inc. credit facilities	234,063	217,071
First mortgage on real property	5,804	6,342
Bank advances	48,570	27,850
Finance leases	431	–
Total interest-bearing loans and borrowings	338,152	299,723
Less current portion	(50,054)	(29,238)
	$288,098	$270,485

				Carrying
		Nominal		amount at
		interest		October 31,	Face value at
	Currency	rate	Date of maturity	2012	October 31, 2012	Borrower
Secured bank loan	US	4.09%	June 24, 2013	$49.3 million	$50.0 million	Harry Winston Diamond Corporation and
						Harry Winston Diamond Mines Ltd.
Secured bank loan	US	3.51%	August 30, 2017	$218.3 million	$223.0 million	Harry Winston Inc.
Secured bank loan	CHF	3.15%	January 31, 2033	$3.7 million	$3.7 million	Harry Winston S.A.
Secured bank loan	CHF	3.55%	January 31, 2033	$12.0 million	$12.0 million	Harry Winston S.A.
First mortgage on real property	CDN	7.98%	September 1, 2018	$5.8 million	$5.8 million	6019838 Canada Inc.
Secured bank advance	US	4.80%	Due on demand	$ 15.7 million	$ 15.7 million	Harry Winston Diamond International N.V
	US	12.50%	Due on demand	$ 2.1 million	$ 2.1 million	Harry Winston Diamond (India) Private Limited
Secured bank advance	CHF	4.00%	Due on demand	$ 7.4 million	$ 7.4 million	Harry Winston S.A.
Secured bank advance	YEN	2.55%	February 22, 2013	$7.2 million	$7.2 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	November 30, 2012	$6.5 million	$6.5 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	November 30, 2012	$7.0 million	$7.0 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.48%	March 29, 2013	$1.0 million	$1.0 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.00%	November 30, 2012	$1.3 million	$1.3 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	1.88%	November 22, 2012	$0.3 million	$0.3 million	Harry Winston Japan, K.K
Finance lease	CHF	1.97%	April 1, 2017	$0.4 million	$0.4 million	Harry Winston S.A.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

(a)

On August 30, 2012, Harry Winston Inc. refinanced its secured revolving credit facility by entering into a new secured five-year credit agreement with a consortium of banks led by Standard Chartered Bank establishing a $260.0 million facility for revolving credit loans. The new facility expires on August 30, 2017. On November 7, 2012, Harry Winston Inc. signed the first amendment to its senior secured revolving credit agreement dated August 30, 2012. The amendment increased the current $260.0 million facility to $300.0 million with Manufacturers and Traders Trust Company agreeing to provide an additional $40.0 million commitment, and being added as a new lender under the current credit agreement. There are no scheduled repayments required before maturity. As with the previous agreement, the new credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of the luxury brand segment. At October 31, 2012, $223.0 million was outstanding.

The new credit agreement contains affirmative and negative non-financial and financial covenants, which apply to the luxury brand segment. These provisions include consolidated minimum tangible net worth, minimum coverage of fixed charges, leverage ratio and limitations on capital expenditures and certain investments. The new credit agreement also includes a change of control provision, which would result in the entire unpaid principal and all accrued interest of the facility becoming due immediately upon change of control, as defined. Any material adverse change, as defined, in the luxury brand segment’s assets, liabilities, consolidated financial position or consolidated results of operations constitutes default under the agreement.

The luxury brand segment has pledged 100% of Harry Winston Inc.’s common stock and 66 2/3% of the common stock of its foreign subsidiaries to the bank to secure the loan. Inventory and accounts receivable of Harry Winston Inc. are pledged as collateral to secure the borrowings of Harry Winston Inc. In addition, an assignment of proceeds on insurance covering security collateral was made.

Loans under the new credit facility can be either fixed rate loans or revolving line of credit loans. The fixed rate loans will bear interest within a range of 2.50% to 3.25% above LIBOR based upon a pricing grid determined by the fixed charge coverage ratio. Interest under this option will be determined for periods of either one, two, three or six months. The revolving line of credit loans will bear interest within a range of 1.50% to 2.25% above the bank’s prime rate based upon a pricing grid determined by the fixed charge coverage ratio as well.

(b)

On August 21, 2012, Harry Winston S.A. entered into a credit facility with UBS AG establishing a CHF 7.0 million credit line. The new credit facility is available to Harry Winston S.A. for general corporate purposes. The new facility contains affirmative and negative non- financial and financial covenants. The Harry Winston S.A. factory building is pledged as collateral to secure the borrowings. Borrowings under the credit facility can be either fixed rate loans or revolving line of credit loans in CHF or any freely available and convertible currency. Interest under the fixed rate option will be based upon Euromarket rates for the relevant term and currency plus a bank margin. Available terms under fixed rate borrowings are one to 12 months in minimum denominations of CHF 250,000. Interest under the revolving / overdraft option will bear interest at 4% per annum for CHF loans, and 5.5% per annum for USD loans. A 0.25% commission will be charged quarterly based upon the average debit balance. At October 31, 2012, $7.4 million was outstanding.

Note 7:
Commitments and Guarantees
(a)	Environmental agreements

Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP anticipates its share of this funding requirement will be approximately $0.3 million for calendar 2012. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at October 31, 2012, was $81.4 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)	Participation agreements

The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate. Harry Winston Diamond Corporation’s share of the Joint Venture’s participation agreements as at October 31, 2012 was $1.5 million.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

(c)	Operating lease commitments

The Company has entered into non-cancellable operating leases for the rental of luxury brand salons and office premises, which expire at various dates through 2029. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Certain leases contain either restrictions relating to opening additional salons within a specified radius or contain additional rents related to sales levels. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent. Future minimum lease payments under non-cancellable operating leases as at October 31, 2012 are as follows:

Within one year	$25,276
After one year but not more than five years	101,877
More than five years	127,774
$254,927

(d)	Capital commitments related to the Joint Venture
At October 31, 2012, Harry Winston Diamond Corporation’s share of approved capital expenditures at the Joint Venture was $23.5 million.

Note 8:
Capital Management
The Company's capital includes cash and cash equivalents, current and non-current interest-bearing loans and borrowings and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

On August 30, 2012, the Company’s luxury brand subsidiary, Harry Winston Inc., refinanced its secured revolving credit facility by entering into a new secured five-year credit agreement with a consortium of banks led by Standard Chartered Bank establishing a $260.0 million facility for revolving credit loans. Harry Winston Inc. amended its senior secured revolving credit facility on November 7, 2012, by adding an additional $40.0 million increasing the total facility to $300.0 million. The new facility expires on August 30, 2017. As with the previous agreement, the new credit facility is supported by a $20.0 million limited guarantee provided by Harry Winston Diamond Corporation. The amount available under this facility is subject to a borrowing base formula based on certain assets of the luxury brand segment.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

Note 9:
Segmented Information
The Company operated in three segments within the diamond industry – mining, luxury brand and corporate – for the three months ended October 31, 2012.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds.

The luxury brand segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

The corporate segment captures costs not specifically related to operations of the mining or luxury brand segments.

For the three months ended October 31, 2012	Mining	Luxury brand	Corporate	Total
Sales
America	$7,697	$30,751	$–	$38,448
Europe	57,438	27,297	–	84,735
Asia (excluding Japan)	19,683	15,493	–	35,176
Japan	–	22,040	–	22,040
Total sales	84,818	95,581	–	180,399
Cost of sales
Depreciation and amortization	19,800	392	–	20,192
All other costs	51,863	42,635	–	94,498
Total cost of sales	71,663	43,027	–	114,690
Gross margin	13,155	52,554	–	65,709
Gross margin (%)	15.5%	55.0%	–%	36.4%
Selling, general and administrative expenses
Selling and related expenses	957	37,396	–	38,353
Administrative expenses	2,975	9,809	4,250	17,034
Total selling, general and administrative expenses	3,932	47,205	4,250	55,387
Operating profit (loss)	9,223	5,349	(4,250)	10,322
Finance expenses	(2,308)	(2,503)	–	(4,811)
Exploration costs	(673)	–	–	(673)
Finance and other income	60	36	–	96
Foreign exchange gain (loss)	(301)	1,068	–	767
Segmented profit (loss) before income taxes	$6,001	$3,950	$(4,250)	$5,701
Segmented assets as at October 31, 2012
Canada	$953,484	$–	$–	$953,484
United States	–	394,366	115,657	510,023
Other foreign countries	34,651	235,034	–	269,685
	$988,135	$629,400	$115,657	$1,733,192
Capital expenditures	$13,446	$5,778	$–	$19,223
Other significant non-cash items:
Deferred income tax recovery	$(11,087)	$(1,577)	$(57)	$(12,721)

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the three months ended October 31, 2011	Mining	Luxury brand	Corporate	Total
Sales
America	$8,835	$28,817	$–	$37,652
Europe	21,993	19,561	–	41,554
Asia (excluding Japan)	5,411	13,133	–	18,544
Japan	–	21,966	–	21,966
Total sales	36,239	83,477	–	119,716
Cost of sales
Depreciation and amortization	19,340	57	–	19,397
All other costs	14,772	41,321	34	56,127
Total cost of sales	34,112	41,378	34	75,524
Gross margin	2,127	42,099	(34)	44,192
Gross margin (%)	5.9%	50.4%	–%	36.9%
Selling, general and administrative expenses
Selling and related expenses	966	30,800	–	31,766
Administrative expenses	2,308	9,835	2,246	14,389
Total selling, general and administrative expenses	3,274	40,635	2,246	46,155
Operating profit (loss)	(1,147)	1,464	(2,280)	(1,963)
Finance expenses	(2,691)	(1,474)	125	(4,040)
Exploration costs	(600)	–	–	(600)
Finance and other income	256	33	(125)	164
Foreign exchange gain	285	151	–	436
Segmented profit (loss) before income taxes	$(3,897)	$174	$(2,280)	$(6,003)
Segmented assets as at October 31, 2011
Canada	$941,028	$–	$–	$941,028
United States	–	337,501	106,215	443,716
Other foreign countries	57,853	208,012	–	265,865
	$998,881	$545,513	$106,215	$1,650,609
Capital expenditures	$10,796	$4,050	$–	$14,846
Other significant non-cash items:
Deferred income tax recovery	$(4,190)	$(520)	$(71)	$(4,781)

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the nine months ended October 31, 2012	Mining	Luxury brand	Corporate	Total
Sales
America	$17,398	$98,796	$–	$116,194
Europe	162,322	72,987	–	235,309
Asia (excluding Japan)	55,580	69,834	–	125,414
Japan	–	72,840	–	72,840
Total sales	235,300	314,457	–	549,757
Cost of sales
Depreciation and amortization	53,754	1,052	–	54,806
All other costs	134,792	148,920	–	283,712
Total cost of sales	188,546	149,972	–	338,518
Gross margin	46,754	164,485	–	211,239
Gross margin (%)	19.9%	52.3%	–%	38.4%
Selling, general and administrative expenses
Selling and related expenses	2,667	114,329	–	116,996
Administrative expenses	6,756	29,682	12,441	48,879
Total selling, general and administrative expenses	9,423	144,011	12,441	165,875
Operating profit (loss)	37,331	20,474	(12,441)	45,364
Finance expenses	(6,701)	(6,018)	–	(12,719)
Exploration costs	(1,495)	–	–	(1,495)
Finance and other income	179	72	–	251
Foreign exchange gain	377	179	–	556
Segmented profit (loss) before income taxes	$29,691	$14,707	$(12,441)	$31,957
Segmented assets as at October 31, 2012
Canada	$953,484	$–	$–	$953,484
United States	–	394,366	115,657	510,023
Other foreign countries	34,651	235,034	–	269,685
	$988,135	$629,400	$115,657	$1,733,192
Capital expenditures	$47,383	$12,201	$–	$59,584
Other significant non-cash items:
Deferred income tax recovery	$(15,246)	$(2,845)	$(171)	$(18,262)

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation

For the nine months ended October 31, 2011	Mining	Luxury brand	Corporate	Total
Sales
America	$12,291	$91,487	$–	$103,778
Europe	152,876	63,105	–	215,981
Asia (excluding Japan) (a)	22,715	86,543	–	109,258
Japan	–	57,009	–	57,009
Total sales	187,882	298,144	–	486,026
Cost of sales
Depreciation and amortization	52,572	215	–	52,787
All other costs	102,596	166,635	135	269,366
Total cost of sales	155,168	166,850	135	322,153
Gross margin	32,714	131,294	(135)	163,873
Gross margin (%)	17.4%	44.0%	–%	33.7%
Selling, general and administrative expenses
Selling and related expenses	2,392	90,098	–	92,490
Administrative expenses	9,001	28,584	7,976	45,561
Total selling, general and administrative expenses	11,393	118,682	7,976	138,051
Operating profit (loss)	21,321	12,612	(8,111)	25,822
Finance expenses	(9,171)	(4,160)	125	(13,206)
Exploration costs	(1,593)	–	–	(1,593)
Finance and other income	411	219	(125)	505
Foreign exchange gain	154	393	–	547
Segmented profit (loss) before income taxes	$11,122	$9,064	$(8,111)	$12,075
Segmented assets as at October 31, 2011
Canada	$941,028	$–	$–	$941,028
United States	–	337,501	106,215	443,716
Other foreign countries	57,853	208,012	–	265,865
	$998,881	$545,513	$106,215	$1,650,609
Capital expenditures	$35,880	$7,338	$–	$43,218
Other significant non-cash items:
Deferred income tax expense (recovery)	$(12,154)	$4,180	$(226)	$(8,200)

(a)	Sales to one significant customer in the luxury brand segment totalled $45.0 million for the nine months ended October 31, 2011.

Note 10:
Recast
During the preparation of the income tax provision for the quarter ended April 30, 2012, the Company noted a historical difference related to the accounting for Northwest Territories mining royalty taxes in connection with the Company’s rough diamond inventory. For Northwest Territories mining royalty tax purposes, the Company is subject to mining royalty taxes, which includes a requirement to treat the rough diamond inventory when it comes out of the Diavik Diamond Mine as taxable. This results in an accounting timing difference between the mining and extraction of the diamonds and when they are sold. The Company did not previously record the corresponding deferred tax asset on the rough diamond inventory related to royalty taxes payable. The Company has revised the comparative figures to correct the immaterial impact of this item with the offset recorded in retained earnings, amounting to $5.8 million as at January 31, 2011 and 2012.

2013 THIRD QUARTER REPORT

Harry Winston Diamond Corporation